EXHIBIT 21.1

BRILLIANCE GROUP

LIST OF SUBSIDIARIES

Name of Subsidiaries	Jurisdiction of Incorporation or Organization
NKP Holdings Ltd.	BVI
Kong Hwee Iron Works & Construction Pte. Ltd.	Singapore
Kong Hwee Engineering Pte. Ltd.	Singapore
Kong Hwee Iron Works & Construction (M) Sdn. Bhd	Malaysia